Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINAGROWTH NORTH ACQUISITION CORPORATION TO ACQUIRE
UIB GROUP LIMITED

HIGHLIGHTS

  UIB is a leading insurance brokerage company in China providing brokerage services to approximately 20 million individuals and approximately 117,000 institutions

  UIB has approximately 70% market share in the school liability market where it provides School Liability Insurance to over 117,000 institutions with approximately 50 million students

  UIB is the leading broker of Student Safety Insurance with policies sold directly to over 20 million students

  Between 2000 and 2007, total insurance premiums in China increased from $19.4 billion to $92.5 billion representing a CAGR of 23.5%, according to China Insurance Regulatory Commission

  Future insurance premium growth in China fueled by government mandates for educational institutions to adopt school liability insurance, increasing insurance density and penetration, and a growing middle class

  Multi-layered growth strategy through organic expansion including the introduction of new, higher-value products into an established and growing distribution channel and through selective acquisitions in China

Beijing, China, May 27, 2008 - ChinaGrowth North Acquisition Corporation (“CGNAC”; OTC Bulletin Board: CGNYF) announced that it has entered into a Share Purchase Agreement (“Agreement”) to acquire UIB Group Limited ("UIB" or the “Company”), a leading insurance brokerage service provider in China. Following completion of the transaction, UIB will become a wholly owned subsidiary of ChinaGrowth North Acquisition Corporation.

UIB’s current management team will remain in place to run the business following consummation of the acquisition. It is anticipated that, upon consummation of the acquisition, CGNAC will change its name to “UIB Group Limited.” Xuesong Song, Chairman of ChinaGrowth North Acquisition Corporation, will remain on the board.

Xuesong Song, Chairman of ChinaGrowth North Acquisition Corporation stated, “We are extremely excited to announce today’s acquisition. UIB has built a strong business in China’s expanding insurance brokerage sector and is well positioned to continue its impressive growth trends. UIB maintains a leading position in China’s education insurance industry and has proven capabilities designing products attractive to both customers and insurance companies. The Company operates in a market with significant barriers to entry and has a highly scalable operating model with zero underwriting risk. UIB’s strong management team with extensive insurance experience paves the way for continued business execution and the ability to pursue growth opportunities. The market dynamics in China make for a compelling growth opportunity fueled by a growing middle class, economic growth and government mandates for educational institutions adopting school liability insurance.”

Xiaoping Chen, Chairman of the Board and Chief Executive Officer of UIB Group Limited commented, “UIB will pursue a multi-product growth strategy. We intend to expand our market penetration in China by cultivating new relationships as well as rolling out new, higher-value insurance brokerage products and services utilizing our established and growing distribution channel. Overall, we are very excited to be involved with ChinaGrowth North Acquisition Corporation and believe the growth strategy we have developed for our business will take our company to a higher level of visibility, opportunity and performance.”

TRANSACTION SUMMARY
CGNAC will acquire all of the shares of UIB pursuant to an existing Share Purchase Agreement, dated May 24, 2008. Following consummation of the Share Purchase Agreement, CGNAC will continue as the surviving company, but intends to change its name to UIB Group Limited.

Under the terms of the Agreement, CGNAC will acquire UIB for an initial aggregate purchase price of $52.9 million, which includes 6,365,001 ordinary shares of CGNAC stock and $2 million in cash, excluding additional contingent shares. The total post-transaction primary shares outstanding will be approximately 12,730,001 and total warrants outstanding will be approximately 5,890,000. CGNAC will have approximately $41 million in cash subsequent to the close of the acquisition.

In addition CGNAC will issue shares to the shareholders of UIB based on exceeding $15 million of 2008 audited after-tax profits (U.S. GAAP). The terms of the contingent share issuance are listed in the following table:

Achieved After-tax Net Profits for Fiscal Year	Total Additional Ordinary
Ending 12/31/2008	Shares Issuable to Sellers*
>= US$15,000,000 but < US$21,000,000	1,407,680
>= US$21,000,000 but < US$27,000,000	6,495,000
>= US$27,000,000	12,713,000

*These amounts do not cumulate

Furthermore, the shareholders of UIB and their designees will be issued, on an all or none basis, an aggregate of 1,200,000 shares of common stock of CGNAC on an annual basis, if, on a consolidated basis, the surviving company (the existing company after the business combination between CGNAC and UIB) achieves or exceeds after-tax net profits in the following fiscal years:

Fiscal Year Ending December 31	After Tax Net Profits
2008	US$30,000,000
2009	US$48,000,000
2010	US$75,000,000
2011	US$116,000,000

The after-tax net profits will be determined following the completion of an audit in accordance with United States generally accepted accounting principles (GAAP), excluding after-tax profits from any acquisitions subsequent to the closing of the transaction which will have a dilutive effect on EPS.

The transaction is subject to customary closing conditions, including completion of the US GAAP audit, completion of all necessary documentation and approval of the shareholders of ChinaGrowth North Acquisition Corporation.

BUSINESS OVERVIEW
Founded in 2001 and headquartered in Beijing, China, UIB is a leading insurance brokerage firm and provider of operational risk management services to the education sector with 32 provincial branches and 38 sub-branches across China. According to the China Insurance Regulatory Commission (CIRC), UIB is ranked the 3rd largest insurance broker by commission income in 2006 and 2007. UIB has approximately 70% market share in the school liability market where it provides School Liability Insurance to over 117,000 institutions with approximately 50 million students. Additionally, UIB is the leading broker of Student Safety Insurance with policies sold directly to 20.2 million students. This wide network enables the Company to achieve a high degree of effectiveness in rolling out new products through this channel.

The Company is committed to expanding organically through the introduction of new, higher-value products into its established and growing distribution channel as well as through selective acquisitions in China. UIB intends to further deepen relationships with insurance companies by working with them to launch customized products to be exclusively distributed through the UIB network. Additional near-term product growth opportunities include Vehicle Insurance, Student Health Insurance and Student (Family) Insurance for Major Diseases, all of which are being introduced in 2008.

FINANCIAL HIGHLIGHTS
In fiscal 2007, total revenues were $17.1 million, a 101% increase from $8.5 million in fiscal 2006. EBITDA in fiscal 2007 was $5.9 million, or 34.5% of revenues, up from $450,851 or 5.3% of revenues in fiscal 2006. Net income in 2007 was $3.9 million up from approximately $14,083 in 2006. UIB has almost no debt and no preferred stock. Subsequent to the deal’s closing, UIB will have a cash balance of $41 million to be used for working capital purposes and for selective, strategic acquisitions. These financials are unaudited US GAAP numbers.

CONFERENCE CALL INFORMATION
CNAGC and UIB will host a conference call to discuss the transaction on Wednesday, May 28, 2008 at 11:00 am ET. Investors may listen to the call via telephone by dialing 1-913-312-1518. A corporate presentation on UIB will be filed with the SEC and certain slides will be referenced on the conference call. The link to the presentation is:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001363613&owner=include&count=40.

A telephone replay will be available shortly after the call and can be accessed by dialing 1-719-457-0820; passcode: 48268293. The replay will be available until June 11, 2008.

ABOUT CHINAGROWTH NORTH ACQUISITION CORPORATION
ChinaGrowth North Acquisition Corporation is a Cayman Islands company that completed its initial public offering on January 23, 2007. CGNAC was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then CGNAC may pursue acquisition opportunities south of Yangtze River. CGNAC is a foreign private issuer, whose preliminary proxy materials are not subject to review by the Securities and Exchange Commission.

ABOUT UIB
The Company began its insurance intermediary business in 2001. UIB is one of the leading insurance brokerage companies in China, which has built a solid reputation as a provider of risk management services in the Chinese education sector. The Company was ranked the third largest insurance brokerage company in terms of insurance commission in 2006 and 2007, according to The Insurance Intermediary Market Development Report published by Chinese Insurance Regulatory Commission (“CIRC”). UIB is well positioned to take advantage of the increasing demand for insurance due primarily to the continued accumulation of wealth resulting from China’s rapid economic growth.

INVESTOR RELATIONS CONTACT
At CGNAC in Beijing:
Michael W. Zhang
Chief Financial Officer and Director
mzhang@chum.com.cn

Or,

At ICR, Inc. in the US:
Brian Prenoveau, CFA or Bill Zima
203-682-8200

RISKS AND UNCERTAINTIES; FORWARD LOOKING STATEMENTS
The transaction described herein is subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of certain conditions to the closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the transaction, the future financial performance of the surviving entity, the growth of the market for insurance in China, pending and future acquisitions by the surviving entity.

These forward-looking statements are based on information available to ChinaGrowth North and UIB as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ChinaGrowth North’s or UIB’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Risks that could cause actual results to differ materially from those anticipated by the forward-looking statements contained herein include difficulties encountered in integrating the merged businesses and management teams, difficulty in completing targeted acquisitions or integrating them effectively, identifying and completing additional acquisitions needed to achieve growth targets, the adverse impact of competitive product announcements, revenues and operating performance, changes in overall economic conditions, competitors’ actions, pricing and gross margin pressures, loss of key customers, policy cancellations or reduced sales, control of costs and expenses, significant litigation, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ChinaGrowth North’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2008 (the “Annual Report”), Current Reports on Form 6-K, and other of ChinaGrowth North’s SEC filings.